

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Reports High Grade Copper and Zinc from Drilling at its Arctic Deposit

October 27, 2016 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX, NYSE-MKT: TMQ) ("Trilogy Metals" or the "Company"), formerly NovaCopper Inc., is pleased to announce drill results and provide a project update from its 2016 summer field program at the Arctic poly-metallic volcanogenic massive sulphide (VMS) deposit, part of the Upper Kobuk Mineral Projects (UKMP) located in the Ambler mining district of Northwest Alaska. All amounts are in United States dollars unless otherwise stated.

The majority of this year's project budget of US$5.5 million was spent on a drilling program at the Arctic Project that included 3,058 meters of drilling for geotechnical, hydrological, waste rock characterization and metallurgical studies as well as further resource definition. In addition to the drilling program, a series of environmental studies were conducted over the UKMP. The LiDAR survey that was incomplete last year due to weather conditions was also completed during the summer. This site investigation work will form the basis for completing a future pre-feasibility study on the Arctic deposit.

Highlights from the Drill Program

Based on a cut-off grade of 0.7% copper, significant zones of high grade copper, gold, silver, lead and zinc mineralization were intersected – including:

- AR16-0155 intersected three mineralized intervals, including **36.36 meters of 2.27% copper, 0.27 g/t gold, 25.3 g/t silver, 0.36% lead, and 2.54% zinc**, and **8.48 meters of 6.14% copper, 1.32 g/t Au, 96.6 g/t silver, 1.93% lead, and 8.27% zinc**;

- AR16-0148 intersected four mineralized intervals, including **21.22 meters of 3.79% copper, 0.85 g/t gold, 69.1 g/t silver, 0.99% lead, and 5.78% zinc**;

- AR16-0150 intersected five mineralized intervals, including **16.60 meters of 5.40% copper, 0.20 g/t gold, 46.0 g/t silver, 1.23 % lead, and 6.69 % zinc**; and

- AR16-0153 intersected **12.59 meters of 2.49% copper, 0.86 g/t gold, 56.6 g/t silver, 2.17 % lead, and 9.64 % zinc.**

"We are pleased to announce another highly successful and safe field season at our high grade Arctic deposit. We had Zero Loss Time Incidents, no environmental incidents and maintained a high percentage of local NANA shareholder hire. We continue to see exceptional high grades of copper, zinc and precious metals reported for all in-fill drill holes. The results demonstrate

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the continuity of multiple high grade zones of copper, zinc and precious metals," stated Rick Van Nieuwenhuyse, President and Chief Executive Officer for Trilogy Metals. "By completing an array of studies, including geotechnical for pit-slope stability, hydrology, waste rock characterization, environmental and metallurgy, we continue to advance Arctic towards a pre-feasibility level of study which will demonstrate that Arctic is one of the highest grade, open pitable copper deposits in the world. By having exposure to copper, zinc and precious metals, the Company maintains its flexibility as we advance this project up the value chain. Meanwhile, the Alaska Industrial Development and Export Authority (AIDEA) continues to advance permitting of the Ambler Mining District Industrial Access Project (AMDIAP) – a road connecting the Ambler mining district to a year-round port at Port Mackenzie."

Trilogy Metals completed thirteen diamond drill holes for a total of 3,058 meters of core. The 2016 drill program was designed to collect data for geotechnical, hydrological, waste rock characterization and metallurgical studies as well as further resource definition.

Three drill holes representing 822 meters drilled were designed to collect geotechnical and hydrological data within the proposed Arctic open-pit as outlined in the Company's National Instrument 43-101 - Standards of Disclosure technical report entitled "Preliminary Economic Assessment Report on the Arctic Project, Ambler Mining District, Northwest Alaska" dated effective September 12, 2013 (the "2013 PEA") (see press release dated September 12, 2013). Two of these drill holes encountered significant high grade mineralization, as reported in Table 1, and one drill hole (AR16-0147) was outside of the resource target area. Data collected from the geotechnical/hydrological drill program will be used to support future open-pit mine design, as well as waste rock characterization and resource definition.

Four drill holes representing 1,030 meters drilled were designed to collect metallurgical samples to support a metallurgical test work program currently underway. As expected, all four metallurgical drill holes encountered significant high grade mineralized intercepts, as reported in Table 1. Data collected from the metallurgical drill program will also be used to support waste rock characerization and resource definition.

Six drill holes representing 1,206 meters drilled were designed to evaluate vertical and lateral continuity of the high grade polymetallic copper, gold, silver, lead and zinc mineralization, and support upgrading and expanding inferred resources to measured and indicated resource classification within the area of the proposed Arctic open-pit. The Company is pleased to announce that all six infill holes encountered mineralized intervals consistent with previous drilling conducted within the resource area on the property. Significant mineralized intervals of high-grade mineralization are reported in Table 1. These drill results, along with ongoing engineering and environmental studies described below, will be used to support a pre-feasibility study on the Arctic deposit.

Environmental Program

Trilogy Metals conducted an aquatics survey, avian survey, habitat survey, archaeological survey, and wetlands delineation survey, and continued ongoing baseline environmental data collection in 2016.

An aquatics survey of rivers and creeks over the UKMP included identification of fish species present and tissues metals testing. An avian survey over the UKMP was conducted in May to identify bird nest locations, with a follow-up survey in July to measure fledging success. A habitat survey was completed in conjunction with the wetlands survey and will be used to inform future biological surveys. Approximately 2,400 acres were surveyed for archaeological resources in or around the potential Arctic open-pit and facilities locations. Approximately

2,900 acres of wetlands were delineated using techniques approved by the Army Corps of Engineers.

Table 1: Arctic Deposit Significant Drill Results

Hole ID	From (m)	To (m)	AI[1] (m)	Cu %	Au g/t	Ag g/t	Pb %	Zn %	CuEq[2] %
AR16-0146	113.15	118.80	**5.65**	5.77	0.89	73.7	1.58	8.68	**10.23**
AR16-0146	140.40	143.25	**2.85**	3.19	0.88	51.5	0.33	1.66	**4.94**
AR16-0146	153.65	160.35	**6.70**	1.33	0.10	28.4	0.52	2.01	**2.47**
AR16-0146	200.75	212.10	**11.35**	2.19	0.18	15.6	0.20	3.08	**3.45**
AR16-0146	218.50	219.65	**1.15**	0.98	0.14	25.2	0.66	4.14	**2.78**
AR16-0148	120.00	141.22	**21.22**	3.79	0.85	69.1	0.99	5.78	**7.14**
AR16-0148	148.60	150.65	**2.05**	3.34	0.67	77.1	1.76	7.23	**7.33**
AR16-0148	161.58	169.77	**8.19**	1.03	0.06	9.5	0.20	1.34	**1.63**
AR16-0148	188.05	198.34	**10.29**	1.42	0.63	33.9	0.46	2.37	**3.06**
AR16-0149	153.70	162.15	**8.45**	5.70	1.66	63.3	0.88	8.23	**10.19**
AR16-0149	184.00	186.08	**2.08**	0.91	0.12	7.7	0.03	0.52	**1.24**
AR16-0150	121.15	130.71	**9.56**	2.34	0.33	41.0	0.63	3.10	**4.13**
AR16-0150	138.34	151.64	**13.30**	2.89	0.62	48.0	0.61	4.37	**5.31**
AR16-0150	163.00	179.60	**16.60**	5.40	0.20	46.0	1.23	6.69	**8.40**
AR16-0150	187.30	193.00	**5.70**	4.53	0.12	33.8	1.22	6.14	**7.17**
AR16-0150	204.45	219.60	**15.15**	1.67	0.37	24.4	0.25	2.53	**3.01**
AR16-0151	38.84	42.13	**3.29**	2.82	0.20	29.6	0.07	1.80	**3.83**
AR16-0151	53.05	59.85	**6.80**	0.81	0.11	6.3	0.03	0.31	**1.05**
AR16-0152	143.55	146.30	**2.75**	2.80	0.40	31.6	0.67	3.17	**4.56**
AR16-0152	173.10	179.88	**6.78**	0.90	0.04	11.1	0.16	1.84	**1.64**
AR16-0152	220.02	224.38	**4.36**	3.20	2.38	35.1	0.06	1.23	**5.54**
AR16-0152	241.75	249.59	**7.84**	2.70	0.48	50.5	0.40	2.04	**4.31**
AR16-0153	52.02	64.61	**12.59**	2.49	0.86	56.6	2.17	9.64	**7.20**
AR16-0154	237.30	239.10	**1.80**	1.69	0.07	11.0	0.14	1.10	**2.22**
AR16-0155	138.42	146.90	**8.48**	6.14	1.32	96.6	1.93	8.27	**11.12**
AR16-0155	153.45	155.41	**1.96**	1.62	0.24	26.2	0.64	2.52	**3.01**
AR16-0155	163.18	199.54	**36.36**	2.27	0.27	25.3	0.36	2.54	**3.59**
AR16-0156	180.86	189.47	**8.61**	5.05	0.42	76.3	1.01	5.66	**8.17**
AR16-0157	120.28	122.18	**1.90**	3.15	1.65	79.8	2.09	6.37	**7.65**
AR16-0158	52.85	56.93	**4.08**	0.85	0.08	18.0	0.64	3.05	**2.20**
AR16-0158	65.45	67.60	**2.15**	8.76	1.58	108.0	1.42	6.38	**13.33**

Footnotes to Drill Interval Table:
1. AI = Continuous Assayed Interval (meters).
2. Copper equivalent (CuEq) calculations use metal prices assumptions of $2.90/lb for copper, $1,300/oz for gold, $22.70/oz for silver, $0.90/lb for lead and $0.85/lb for zinc. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.
3. Results are core intervals and not true thickness; true widths have not been determined for the above intercepts but are believed to be representative of actual drill thicknesses.
4. Significant interval defined as a minimum of 1.0 meter Cu interval with average grade >0.7% Cu.
5. Cutoff grade of 0.7% Cu.
6. Internal dilution up to five meters of <1.0% Cu.
7. Intervals of <1.0 meter not reported
8. Some rounding errors may occur.

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On-going baseline environmental data collection included maintenance of three hydrologic gauging stations and one meteorological station. Surface water quality samples were taken from sixteen surface water locations and analyzed for a full suite of parameters including total and dissolved metals.

The Company continues to advance the acid-base-accounting static and kinetic test work at Arctic. Continuous down-hole samples were collected from this year's drill program to support static testing coverage over the Arctic deposit. On-site barrel sampling was successfully completed in the spring and fall of 2016 to support the kinetics program, and in August we achieved the 40-week milestone for the parallel laboratory humidy cells; maintenance and monitoring of all kinetic tests will continue into 2017.

Figure 1: Trilogy 2016 Drill Program, Arctic Deposit



Quality Control and Data Verification

The drill program, sampling protocol and data verification were managed and overseen by qualified persons employed by Trilogy Metals. Thirteen diamond drill holes were drilled at HQ and NQ diameter drill core by Boart Longyear of South Jordan, Utah. Samples in mineralized core were collected using a 0.2-meter minimum length, 5.0-meter maximum length and 1.4-meter average sample length. Samples in un-mineralized core were collected using 0.2-meter minimum length, 5.0-meter maximum length and 3.2-meter average sample length. Drill core recovery averaged 94% with overburden. Three quality control samples (one blank, one standard and one duplicate) were inserted into each batch of 20 samples. The drill core was either sawn or shipped as whole core, with samples sent to ALS Minerals, Fairbanks, Alaska for sample preparation and the sample pulps forwarded to ALS's North Vancouver facility for analysis. ALS Minerals in North Vancouver, B.C., Canada, is a facility certified as ISO 9001:2008 and accredited to ISO / IEC 17025:2005 from the Standards Council of Canada.

Qualified Person

Erin Workman, P.Geo, Director of Technical Services and an employee of Trilogy Metals, is a Qualified Person as defined by National Instrument 43-101. Ms. Workman has reviewed the scientific and technical information in this news release and approves the disclosure contained herein. Ms. Workman has reviewed the results of the drill program and confirmed that all procedures, protocols and methodologies used in the drill program conform to industry standards.

About Trilogy Metals

Trilogy Metals Inc., formerly NovaCopper Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation, which provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

The mineral resource estimate which forms the basis of the 2013 PEA considers diamond drill holes drilled by different operators during the period 1965 to 2011. The mineral resource for the Arctic Project is supported by 43 core holes (approximately 13,500 m) drilled by NovaCopper and its former parent company NOVAGOLD Resources Inc. ("NOVAGOLD") and 92 core holes (approximately 17,600 m) drilled by previous owners Kennecott, and/or a Kennecott subsidiary. The 2013 PEA was based on Indicated mineral resources totaling 23.8 million tonnes grading 3.26% copper, 0.71g/t gold, 53.2 g/t silver, 0.76% lead and 4.45% zinc, and Inferred resources totaling 3.4 million tonnes grading 3.22% copper, 0.59 g/t gold, 41.5 g/t silver, 0.58% lead and 3.84% zinc. The 2013 PEA is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be characterized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. The 2013 PEA was prepared by Tetra Tech of Vancouver, Canada and the full technical report is available on SEDAR, EDGAR and on the Company's website. The 2013 PEA describes the potential technical and economic viability of establishing a conventional open-pit copper-zinc-lead-silver-gold mine-and-mill complex for the Project. The 2013 PEA, evaluated on a 100% basis, yielded a Net Present Value at 8% of $928 million and $537.2 million on a pre-tax and post-tax basis, respectively using base case metal price assumptions of $2.90/lb for copper, $1,300/oz for gold, $22.70/oz for silver, $0.90/lb for lead and $0.85/lb for zinc. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Trilogy Contacts

Rick Van Nieuwenhuyse	Elaine Sanders
President & Chief Executive Officer	Vice President & Chief Financial Officer
rickvann@trilogymetals.com	elaine.sanders@trilogymetals.com

604-638-8088 or 1-855-638-8088



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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements including but not limited to anticipated activities at the UKMP, achieving a pre-feasibility level of study at Arctic at some point in the future, and anticipated permitting activities with respect to the AMDIAP by AIDEA. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties and infrastructure; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, metal grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2015 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.